UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.   20549


                        SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934

              (AMENDMENT NO. ______1_________)*


                       Executive Risk Inc.
______________________________________________________________________
                         (Name of Issuer)

                    Common Stock; Par Value $.01
______________________________________________________________________
                   (Title of Class of Securities)

                            301586103
______________________________________________________________________
                          (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  301 586 104                     13G/A


1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Aetna Life and Casualty Company
             151 Farmington Avenue
             Hartford, CT.   06156-3124   IRS Identification No. 06-0843808
______________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)_________
      N/A                                            (b)_________
______________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut
______________________________________________________________________

                                            5.  SOLE VOTING POWER
                                                 2,100,000
                                            __________________________
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH
                                            6.  SHARED VOTING POWER
                                                 -0-
                                            __________________________


                                            7.  SOLE DISPOSITIVE POWER
                                                 2,100,000
                                            __________________________


                                            8.  SHARED DISPOSITIVE POWER
                                                 -0-
                                            __________________________
______________________________________________________________________

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,100,000
______________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*          N/A

______________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    22%
______________________________________________________________________

12. TYPE OF REPORTING PERSON*

    IC
______________________________________________________________________
               *SEE INSTRUCTION BEFORE FILLING OUT!

                             SCHEDULE 13G/A

Item 1(a).        Name of Issuer:

                  Executive Risk Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  82 Hopmeadow Street
                  P.O. Box 2002
                  Simsbury, CT 06070-7683

Item 2(a).        Name of Person Filing:

                  Aetna Life and Casualty Company

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                       151 Farmington Avenue
                       Hartford, Connecticut  06156-3124

Item 2(c).        Citizenship:

                  Connecticut

Item 2(d).        Title of Class of Securities:

                  Common Stock; Par Value $.01

Item 2(e).        CUSIP Number:

                  301 586 103

Item 3.           Statement filed pursuant to Rule 13d-1(b).

                  Insurance Company as defined in section 3(a)(19) of the Act

Item 4.           Ownership.

           (a).   Amount Beneficially Owned

                  2,100,000 (includes 2,000,000 shares of Common Stock and an option representing the right to acquire 100,000 shares of Common Stock.)

           (b).   Percent of Class:

                  22%

           (c).   Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote - 2,100,000
                 (ii)  shared power to vote or to direct the vote -  -0-
                 (iii) sole power to dispose or to direct the
                       disposition of -  2,100,000
                 (iv) shared power to dispose or to direct the disposition of - -0-

Aetna Life and Casualty Company ("Aetna"), as the sole stockholder of The Aetna Casualty and Surety Company
("AC&S"), caused AC&S to enter into the transaction described below for the purpose of disposing of all of the shares of Common Stock and Class B Common Stock that were held by AC&S as of March 22, 1996.

As of March 22, 1996, AC&S was the record holder of 1,225,000 shares of Class B Common Stock and 3,286,300 shares of Common Stock (collectively, the "AC&S Holdings") and held an option to purchase 100,000 additional shares of Common Stock (the "Option"). Aetna caused AC&S to enter into a Stock Purchase Agreement among AC&S, Aetna and the Issuer, dated as of March 22, 1996 (the "Purchase Agreement"), that provides for a two-step sale of the AC&S holdings.

In the first step of the sale, the Issuer purchased all 1,225,000 shares of Class B Common Stock and 1,286,300 shares of Common Stock from AC&S on March 26, 1996 for $29.875 per share, which amount is subject to upward adjustment in the manner described in the Purchase Agreement. In the second step, the remaining 2,000,000 shares of Common Stock (the "Remaining Holdings") are expected to be sold in an underwritten public offering. In this regard the Purchase Agreement provides that the Issuer will file with the Securities and Exchange Commission, on or before May 31, 1996, a registration statement that will permit the offering and sale of the Remaining Holdings and, if elected by Aetna, the shares of Common Stock issuable upon the exercise of the Option (the "Registered Offering").

On March 28, 1996, AC&S transferred the Remaining Holdings and the Option to Aetna. Aetna is now the record holder of the Remaining Holdings and expects to sell the Remaining
Holdings and the Option in the Registered Offering.  The
Registered Offering is subject to certain conditions and rights of termination that are described in the Purchase
Agreement.

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 1996
Date

LUCILLE M. NICKERSON
________________________________________
Signature
Lucille M. Nickerson, Vice President and Corporate Secretary
Name/Title